ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

17 April 2003

03050362

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

dlw 5/13

Lodgement with Australian Stock Exchange:
17 April 2003 Notice of Meeting

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

NOTICE OF MEETING

Notice is hereby given that the Annual General Meeting of the Shareholders of First Australian Resources Limited will be held at 10.30am on Wednesday 28 May 2003 at the Registered Office, First Floor, 87 Colin Street, West Perth, Western Australia 6005.

ORDINARY BUSINESS

1. **Annual Accounts**

To receive and consider the Statement of Financial Performance, Statement of Financial Position, Directors' Declaration and Independent Auditor's Report in respect of the financial period ended 31 December 2002.

2. **Election of Director**

To re-elect Mr M J Evans who retires in accordance with Clause 17 of the Constitution and, being eligible, offers himself for re-election.

SPECIAL BUSINESS

3. **Ratification of Previous Placement**

To consider and, if thought fit, pass the following resolution (with or without amendment) as an ordinary resolution:

"That for the purposes of Listing Rule 7.4 and all other purposes, the members of the Company hereby approve the issue and allotment of 20,000,000 ordinary fully paid shares ("**Shares**") and attaching free Options ("**Options**") at a price of 4.5 cents per Share to those persons referred to in Section 2 of the Explanatory Memorandum."

> The Company will disregard any votes cast on this resolution by any person who participated in the issue and any associate of any such person. However, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by a person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

GENERAL BUSINESS

4. To transact any other ordinary business that may be brought forward in accordance with the Company's Constitution.

By order of the board

ALBERT EDWARD BRINDAL
Company Secretary

Perth
17 April 2003

Explanatory Memorandum

This notice of Annual General Meeting should be read in conjunction with the accompanying Explanatory Memorandum, which forms part of this Notice of Annual General Meeting

Voting Entitlement

Pursuant to regulation 7.11.37 of the Corporations Regulations 2001, the Directors have determined that the shareholding of each shareholder for the purposes of ascertaining the voting entitlements for the Annual General Meeting will be as it appears in the Share Register at 5.00 pm (WST) on Monday 26 May 2003.

Proxies

A shareholder has the right to appoint a proxy, who need not be a member of the Company. If a shareholder is entitled to cast two or more votes they may appoint two proxies and may specify the proportion or number of votes each proxy is entitled to exercise. The Proxy Form must be deposited at the Company's Registered Office, Level 1, 87 Colin Street, West Perth, WA, or by facsimile to the Company on (08-9322-5116) or electronically to admin@farnl.com.au no later than 48 hours before the meeting.

FIRST AUSTRALIAN RESOURCES LIMITED

ACN 009 117 293

NOTICE OF ANNUAL GENERAL MEETING

and

EXPLANATORY MEMORANDUM

Date of Meeting:	Wednesday, 28 May 2003
Time of Meeting:	10.30am
Place of Meeting:	First Australian Resources Limited Level 1, 87 Colin Street West Perth, Western Australia

This Notice of Annual General Meeting and Explanatory Memorandum should be read in their entirety. If members are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

289582FARN

FIRST AUSTRALIAN RESOURCES LIMITED

ACN 009 117 293

EXPLANATORY MEMORANDUM

1. Introduction

This Explanatory Memorandum has been prepared for the information of members of First Australian Resources Limited ("**FAR**" or "**Company**") in connection with the business to be conducted at the Annual General Meeting of members to be held at FAR's offices at 1st Floor, 87 Colin Street, West Perth, Western Australia on Wednesday 28 May 2003 at 10.30am.

This Explanatory Memorandum should be read in conjunction with the accompanying Notice of Meeting. The purpose of the Explanatory memorandum is to provide shareholders with information that the Board believes to be material to shareholders in deciding whether or not to approve the above resolutions.

2. Resolutions 1 and 2 - Adoption of Accounts and Election of Director.

Resolution 1 and 2 deal with procedural matters, being the adoption of the annual accounts and re-election of a Director. Both resolutions have the support of the Board.

3. Resolution 3 – Ratification of Previous Placement.

The Company recently placed 20 million shares and attaching free July 2005 Options pursuant to a Prospectus dated 7 February 2003. The issue was not a rights issue but, as indicated in the Prospectus, the Prospectus was sent to all existing shareholders as at 3 February 2003. As foreshadowed in the Prospectus, the Directors of the Company exercised their discretion to give preference to those existing shareholders who applied for the Shares and attaching free Options offered under the Prospectus. Sufficient existing shareholders applied for Shares and Options to account for the entire issue. As a result 154 existing shareholders in the Company were allotted Shares and Options under the issue.

The offer raised $900,000 before costs. The funds are being used to help fund exploration activities, in particular offshore China and offshore Carnarvon Basin and to improve the Company's working capital position.

The purpose of seeking shareholder approval of this Share and Option issue (which has already been made)is to ratify the issue so as to reinstate the maximum limit under the Listing Rules on the number of Equity Securities that FAR may issue in any 12 month period without shareholder approval.

The shares that have been issued under the Prospectus rank pari passu with FAR's existing Shares on issue while the Options represent a new class differing from the pre-existing 31 July 2003 options. The terms and conditions of the new Options are shown in Schedule 1.

All directors recommend that shareholders vote in favour of resolution 3.

GLOSSARY OF TERMS

In this Explanatory Memorandum the following expressions have the following meanings:

"ASIC" means the Australian Securities and Investments Commission.

"Associate" has the meaning given to it by Division 2 of Part 1.2 of the Corporations Act.

"ASX" means Australian Stock Exchange Limited.

"Business Day" has the meaning ascribed to that term in the Listing Rules.

"Equity Securities" means equity securities as defined in the Listing Rules.

"FAR" means First Australian Resources Limited **ACN 009 117 293**

"Directors" means the directors of FAR from time to time.

"Listing Rules" means the listing rules of ASX.

"Meeting" means the general meeting of shareholders of FAR convened by this Notice.

"Notice" or **"Notice of Meeting"** means the notice of general meeting which accompanies this Explanatory Memorandum.

"Option" means an option to subscribe for Shares with each option exercisable at 7 cents on or before 31 July 2005 and otherwise on the terms set out in Schedule 1 to this Explanatory Memorandum.

"Prospectus" means the prospectus issued by the Company dated 7 February 2003 and a supplementary prospectus issued by the Company dated 18 February 2003.

"Resolution" means a resolution referred to in the Notice of Meeting.

"Share" means a fully paid ordinary share in the capital of FAR.

SCHEDULE 1

TERMS AND CONDITIONS OF OPTIONS

The terms and conditions of the Options referred to in this Explanatory Memorandum are as follows:

1. The options will expire on 31 July 2005 ("**Expiry Date**").

2. The exercise price of each option is 7 cents if exercised on or before 31 July 2005. ("**Exercise Price**").

3. Each option exercised will entitle the holder to one Share in the capital of the Company.

4. The options may be exercised at any time prior to the Expiry Date, in whole or in part, upon payment of the Exercise Price per option.

5. Exercise of the options is effected by completing the notice of exercise of options form and forwarding it to the Company, together with payment of the relevant Exercise Price.

6. All Shares issued upon exercise of the options will rank pari passu in all respects with the Company's then existing Shares.

7. There are no participating rights or entitlements inherent in the options and holders will not be entitled to participate in new issues of securities offered to Shareholders of the Company during the currency of the options. Subject to paragraph 8, an optionholder is required to exercise the options in order to participate in any new issue of securities offered to Shareholders by the Company for subscription on a pro rata basis. Optionholders will be provided written notice of the terms of the pro rata offer to Shareholders and afforded that period of time as required by the Listing Rules of ASX before the record date to determine entitlements to the offer to exercise their options.

8. If from time to time, on or prior to the Expiry Date the Company makes a bonus issue of securities to the holders of Shares in the Company (a "**Bonus Issue**"), then upon exercise of his or her options an optionholder will be entitled to have issued to him or her (in addition to the Shares which he or she is otherwise entitled to have issued to him or her upon such exercise) that number of securities which would have been issued to him or her under that bonus issue if the options had been exercised before the record date for the Bonus Issue.

9. In the event of any reconstruction (including consolidation, subdivision, reduction or return) of the issued capital of the Company, on or prior to the Expiry Date, the options will be reorganised in accordance with the Listing Rules of ASX.

10. Options are transferable, subject to the requirements of the Listing Rules of ASX concerning any options classified as restricted securities.

11. Shares allotted and issued pursuant to the exercise of an option will be allotted and issued not more than 14 days after the receipt of a properly executed notice of exercise of option and the application monies. The Company will apply for official quotation of Shares issued pursuant to the exercise of options, in accordance with the Listing Rules.

12. Application will be made for official quotation of the options on ASX.